June 17, 2019

Amit Kumar
President and Chief Executive Officer
Anixa Biosciences, Inc
3150 Almaden Expressway, Suite 250
San Jose, CA 95118

       Re: Anixa Biosciences, Inc
           Registration Statement on Form S-3
           Filed June 11, 2019
           File No. 333-232067

Dear Dr. Kumar:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Ronald (Ron) Alper at 202-551-3329 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Beverages, Apparel and
                                                            Mining
cc:    Barry Grossman